UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)


                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                         AND AMENDMENTS THERETO PURSUANT
                                TO RULE 13d-2(a)


            DIRECTPLACEMENT, INC. (formerly, PPI CAPITAL GROUP, INC.)
            ---------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25459F109
                                 --------------
                                 (CUSIP Number)


                Alan N. Forman, Berlack, Israels & Liberman, LLP
                 120 West 45th Street, New York, New York 10036
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                December 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 25459F109                                            Page 2 of 5 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      Raymond A. Hill, III
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               4,410,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     5,145,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,145,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.0001 par value per share ("Common Stock"), of DirectPlacement, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

Item 2.  Identity and Background.

         (a)  This statement is filed by Raymond A. Hill, III.

         (b)  The business address of Raymond A. Hill, III is c/o
DirectPlacement, Inc., 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         (c) Mr. Hill is the sole Director and President of Institutional Research Services, Inc., a New York corporation ("IRS"), and President of Huntstreet Corporation, a New Jersey corporation ("Huntstreet"). IRS markets and distributes research services and products to financial institutions. IRS is currently located at 55 Liberty Street, Suite 1300, New York, New York 10005. Huntstreet is in the financial information services business. Huntstreet is currently located at 905 Shadow Ridge Road, Franklin Lakes, New Jersey 04718. Mr. Hill is a member of the Board of Directors of the Issuer. Effective January 1, 2002, Mr. Hill will serve as a consultant to the Issuer.

         (d) Mr. Hill has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Hill has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hill being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Mr. Hill is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of December 14, 2001, the Issuer, PCS Merger Corp., a Washington corporation and wholly owned subsidiary of the Issuer ("Sub"), PCS Securities, Inc. ("PCS"), Susanne S. Pruitt and Mr. Hill entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which on December 21, 2001 (the "Closing Date"), Sub merged with and into PCS (the "Merger").

         On the Closing Date, the holders of common stock of PCS received an aggregate of 10.5 million shares of the Issuer's Common Stock for all of the issued and outstanding shares of common stock of PCS. Mr. Hill owned 49 shares of the common stock of PCS immediately prior to the Merger, representing 49% of shares of common stock of PCS outstanding. By virtue of the Merger, Mr. Hill received 5,145,000 shares of the Issuer's Common Stock.

         Pursuant to the Merger Agreement, Ms. Pruitt and Mr. Hill each agreed not to directly or indirectly offer, sell, transfer, loan, pledge, hypothecate, grant any option for the sale of, acquire any option to dispose of, gift or otherwise dispose of (the "Transfer Restrictions") any of the Lock-Up Shares (as defined below) until the Transfer Restrictions are terminated in accordance with the Merger Agreement. The "Lock-Up Shares" means 2,677,500 shares of Issuer's Common Stock received by Ms. Pruitt and 2,572,5000 of Issuer's Common Stock received by Mr. Hill. Pursuant to the Merger Agreement, the Transfer

Restrictions shall be removed with respect to twenty percent (20%) of the Lock-Up Shares on each December 31st following the Closing Date commencing on December 31, 2002.

         On the Closing Date, the Issuer, Brian M. Overstreet, the President and Chief Executive Officer of the Issuer, Midori USA Corporation, a Delaware corporation, Susanne S. Pruitt and Mr. Hill entered into a voting agreement ("Voting Agreement"), pursuant to which Mr. Overstreet, Midori, Ms. Pruitt and Mr. Hill each agreed to vote, or cause to be voted, the shares of common stock of the Issuer that they beneficially own or any other shares legally or beneficially acquired or controlled after the date of the Voting Agreement, in person or by proxy, in favor of the election of each of Ms. Pruitt, Mr. Hill and Mr. Overstreet at each annual or special meeting of the Issuer's stockholders where the election of directors of the Issuer is considered, and in any written consent of the stockholders executed in lieu of any such meeting(s). Additionally, pursuant to the Voting Agreement, Mr. Overstreet was granted the right to vote 765,000 shares of the Common Stock owned or controlled by Ms. Pruitt and 735,000 shares of the Common Stock owned or controlled by Mr. Hill (the "Shares") on each matter submitted to vote of the stockholders of the Issuer at any annual or special meeting of the Issuer's stockholders, or in any written consent stockholders executed in lieu of any such meetings. The Voting Agreement terminates on December 31, 2006.

Item 4.  Purpose of Transaction.

         The Merger was consummated in order to complete the acquisition of the business of PCS. See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Hill beneficially owns 5,145,000 shares of the Issuer's Common Stock, or based upon 22,757,856 shares of Common Stock outstanding as of December 21, 2001, 22.6% of the shares of Common Stock outstanding. Mr. Hill has the sole power to vote 4,410,000 shares of Common Stock. Pursuant to the Voting Agreement, Mr. Overstreet was granted the right to vote 735,000 shares of the Common Stock owned or controlled by Mr. Hill and 765,000 shares of the Common Stock owned or controlled by Ms. Pruitt on each matter submitted to vote of the stockholders of the Issuer at any annual or special meeting of the Issuer's stockholders, or in any written consent stockholders executed in lieu of any such meetings. See Item 3 above. Mr. Hill has the sole power to direct the disposition of 5,145,000 shares of Issuer's Common Stock. Mr. Hill does not share voting power or dispositive power with respect to shares of Common Stock that he beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of December 14, 2001, by and among DirectPlacement, Inc., PCS Merger Corp., PCS Securities, Inc., Susanne S. Pruitt and Raymond A. Hill, III.

         2. Voting Agreement, dated as of December 21, 2001, by and among DirectPlacement, Inc., Susanne S. Pruitt, Raymond A. Hill, III, Brian M. Overstreet and Midori USA Corporation.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 31, 2001
         -----------------
         (Date)



                                       /s/ RAYMOND A. HILL, III
                                       -----------------------------------
                                       Raymond A. Hill, III


                                        6